UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

THE TIMKEN COMPANY SAVINGS AND INVESTMENT PENSION PLAN
(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Audited Financial Statements and Supplemental Schedules

The Timken Company Savings and Investment Pension Plan
December 30, 2005 and 2004, and Year Ended December 30, 2005
With Report of Independent Registered Public Accounting Firm

0606-0745764

The Timken Company Savings and Investment Pension Plan

Audited Financial Statements and Supplemental Schedules

December 30, 2005 and 2004, and
Year Ended December 30, 2005

Table of Contents

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator
of the Timken Company Savings and
Investment Pension Plan

We have audited the accompanying statements of net assets available for benefits of the Timken Company Savings and Investment Pension Plan as of December 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 30, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 30, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 30, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

Cleveland, Ohio
June 26, 2006

The Timken Company Savings and Investment Pension Plan

Statements of Net Assets Available for Benefits

	December 30 2005	2004
Assets		
Investments, at fair value:		
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	**$ 657,784,174**	$ –
Participant notes receivable	**14,102,708**	13,328,488
Common stock	–	239,364,241
Mutual funds	–	56,358,089
American Express Trust Company Collective Funds	–	267,303,490
Total investments, at fair value	**671,886,882**	576,354,308
Receivables:		
Contribution receivable from participants	**3,735,812**	343,372
Contribution receivable from The Timken Company	**2,916,492**	579,785
Total receivables	**6,652,304**	923,157
Accrued income	–	117,808
Cash, non-interest-bearing	–	1,948,411
Net assets available for benefits	**$ 678,539,186**	$579,343,684

See accompanying notes.

The Timken Company Savings and Investment Pension Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 30, 2005

Additions	
Investment income:	
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$ 78,907,877
Interest and dividends	2,553,046
	81,460,923
Participant rollovers	1,304,439
Contributions:	
Participants	34,936,571
The Timken Company	21,888,704
	56,825,275
Total additions	139,590,637
Deductions	
Benefits paid directly to participants	39,943,314
Net depreciation in fair value of investments	351,537
Administrative expenses	248,323
Total deductions	40,543,174
Net increase prior to transfers	99,047,463
Net transfers from Torrington Non-Bargaining Pension Plan	86,837
Net transfers between plans	61,202
Net increase	99,195,502
Net assets available for benefits:	
Beginning of year	579,343,684
End of year	$ 678,539,186

See accompanying notes.

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements

December 30, 2005 and 2004, and
Year Ended December 30, 2005

1. Description of the Plan

The following description of The Timken Company Savings and Investment Pension Plan (formerly known as The Timken Company – Latrobe Steel Company Savings and Investment Pension Plan) (the Plan) provides only general information. Participants should refer to the *Total Rewards* handbook (Summary Plan Description) for a more complete description of the Plan's provisions. Copies of the handbook are available from the Plan Administrator, The Timken Company (the Company).

General

The Plan is a defined contribution plan available to salaried employees of The Timken Company, Latrobe Steel Company, The Timken Corporation and Timken US Corporation. Employees of the Company become eligible to participate in the Plan the first of the month following or coincident with the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute between 1% and 20% of their gross earnings directly to the Plan, depending on their monthly wages and subject to Internal Revenue Code (IRS) limitations. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions "Matching Contributions" at an amount equal to 100% of the first 3% of the participant's gross earnings and 50% of the excess of 3% up to the next 3% of the participant's gross earnings.

The Plan provides for a quarterly "401(k) Plus Contribution" by the Company for employees hired prior to January 1, 2004 at the Altavista, VA; Asheboro, NC; St. Clair, OH; South Bend, IN; and Tryon Peak, NC; and who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant's full years of service at amounts ranging from 2.5% to 8.0%.

1. Description of the Plan (continued)

The Plan provides for a quarterly "401(k) Plus Contribution" by the Company for employees hired prior to January 1, 2004 at the Sandycreek, PA facility and who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant's full years of service at amounts ranging from 2.5% to 6.0%.

The Plan provides for a quarterly "Core Contribution" by the Company for employees who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003 and who are not eligible for the "401(k) Plus Contribution" described above. This contribution is based on the participant's full years of service at amounts ranging from 1.0% to 4.5%.

The Plan provides for an annual "Base Contribution" by the Company for hourly employees at the Watertown facility of the Company. The contribution is equal to two percent of an employee's eligible compensation. An employee receives his or her first Base Contribution after completing one year of continuous service.

Upon enrollment, a participant must direct the percentage of their contribution to be invested in each fund in increments of 1%. Matching Contributions are made in common stock of The Timken Company. Participants are not allowed to direct the investment of the Matching Contributions made in Timken common shares until January 1 following three calendar years after the Matching Contribution was made, reaching the age of 55 or 30 years of service, or following retirement. Company 401(k) Plus Contributions and Core Contributions are invested based on the participant's investment election. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

The Timken Company Common Stock Fund is segregated into two components – the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. At the end of each plan year, Company and participant contributions made to the Timken Stock Fund, reinvested dividends and any market gains or losses in the Timken Stock Fund are transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions and Core Contributions after the completion of three years of service. Participants vest in the Base Contributions on a five year graduated vesting scale based on years of continuous service.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans, and 30 years for residential loans. The loans are secured by the balance in the participant's account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant's vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70½.

1. Description of the Plan (continued)

Transfers Between Plans

Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer his or her account balance between plans.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

Plan Year Change

Effective December 30, 2005, the Plan year-end was changed to December 31.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Effective March 24, 2005, trustee responsibilities for the Plan were transferred from American Express Trust Company to JPMorgan (Trustee) and the Plan's investments, excluding participant loans, were invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company. The fair value of the Plan's interest in the individual funds of the Master Trust is based on the value of the Plan's interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.

2. Accounting Policies (continued)

The investments of the Plan, except for investment contracts in the Master Trust, are stated at fair value. The Trustee maintains a collective investment trust of Timken common shares in which the Company's defined-contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $17.79 and $14.51 at December 30, 2005 and 2004, respectively.

Investments in registered investment companies and common collective funds are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Effective March 24, 2005, the Trustee holds all the Plan's investment assets and executes investment transactions. All investment assets of the Plan, except for the participant loans, are pooled for investment purposes in the Master Trust.

The following table presents a summary of the investments of the Master Trust as of December 30, 2005:

Investments, at fair value as determined by quoted market price:	
The Timken Company Common Stock Fund	**$ 371,273,167**
Registered investment companies	**204,247,230**
Common collective funds	**251,476,932**
	826,997,329
Investment contracts (at contract value)	**128,965,546**
	$ 955,962,875

At December 30 2005, The Timken Company Common Stock Fund consisted of 20,866,014 units of the Company's common stock. The Plan's interest in the Master Trust was 68.8% as of December 30, 2005.

Investment contracts consist of a global wrap structure, or Stable Value Fund, with three fully benefit-responsive wrap contracts. The crediting interest rate of the wrap contracts was 5.59% at December 30, 2005. The blended crediting rate of the Stable Value Fund was 5.12% for the period from March 24, 2005 to December 30, 2005. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using the contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

3. Investments (continued)

The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The portfolio of assets underlying the wrap contracts is a fixed income portfolio with an average credit quality of AA, and typically invests in United States treasury notes and agencies, investment grade corporate bonds, prepay mortgages, noncallable mortgages, and asset-backed securities. The average yield of the portfolio was 5.23% for the period from March 24, 2005 to December 30, 2005. The fair value of the wrap contracts was $127,627,313 at December 30, 2005.

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP AAG INV-1 and SOP 94-4-1), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans*. Under FSP AAG INV-1 and SOP 94-4-1, the statement of net assets available for benefits must present all investments at fair value as well as net assets available for benefits. The difference between these amounts, calculated as the amounts necessary to adjust the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, must also be presented on the statement of net assets available for benefits. The Plan will be required to adopt FSP AAG INV-1 and SOP 94-4-1 for the year ended December 31, 2006. Plan management is currently evaluating the impact of adoption, which is not expected to be material.

3. Investments (continued)

Investment income relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. A summary of the Master Trust's net investment income (loss) allocated to participating plans for the period from March 24, 2005 to December 30, 2005, is as follows:

Net appreciation in fair value of investments determined by quoted market price:	
The Timken Company Common Stock Fund	$ 62,912,449
Registered investment companies	15,627,808
Common collective funds	17,964,100
	96,504,357
Net appreciation in investment contracts	4,206,220
Interest and dividends	11,134,434
Total Master Trust	$ 111,845,011

Prior to March 24, 2005, American Express Trust Company was the trustee for the Plan, and held the Plan's investments and executed investment transactions.

3. Investments (continued)

During 2005 the Plan's investments held prior to the transfer to the Master Trust (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
The Timken Company Common Stock Fund	$ 7,237,740
Mutual funds	(1,834,382)
Collective trust funds	(5,754,895)
	$ (351,537)

At December 30, 2004, the fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

The Timken Company Common Stock Fund*	$ 239,364,241
AXP New Dimensions Fund	36,590,082
American Express Trust U.S. government Securities Fund II	77,930,658
American Express Trust Equity Index Fund I	110,943,426

*Non-participant-directed

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investment is as follows:

	December 30	
	2005	2004
Investments, at fair value:		
Interest in Master Trust related to The Timken Company Common Stock Fund	$271,161,932	$ –
The Timken Company Common Stock Fund	–	239,364,241
Receivables:		
Participant and Company contribution receivable	2,369,560	144,750
	$273,531,492	$239,508,991

	Year Ended December 30, 2005
Change in net assets:	
Net appreciation in fair value of investments	$ 53,156,005
Dividends	5,296,300
Participant and Company contributions	23,207,867
Benefits paid directly to participants	(11,805,572)
Expenses	(100,722)
Transfers to participant-directed accounts	(35,731,377)
	$ 34,022,501

5. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

7. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 30, 2005:

	Shares	Dollars
Purchased	1,594,264	$ 24,067,388
Issued to participants for payment of benefits	109,238	1,162,930
Dividends received	351,293	5,401,271

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedules

The Timken Company Savings and Investment Pension Plan

EIN #34-0577130 Plan #011

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 30, 2005

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$20,287	$20,287

The Timken Company Savings and Investment Pension Plan

EIN #34-0577130 Plan #011

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 30, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rates ranging from 5.0% to 11.5% with various maturity dates	$ 14,102,708

*Indicates party in interest to the Plan.

Audited Financial Statements and Supplemental Schedules

The Timken Company Savings and Investment Pension Plan
December 31 and 30, 2005, and One-Day Period Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

0606-0748204

The Timken Company Savings and Investment Pension Plan

Audited Financial Statements and Supplemental Schedules

December 31 and 30, 2005, and
One-Day Period Ended December 31, 2005

Table of Contents

0606-0748204

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator
of the Timken Company Savings and
Investment Pension Plan

We have audited the accompanying statements of net assets available for benefits of the Timken Company Savings and Investment Pension Plan as of December 31 and 30, 2005, and the related statement of changes in net assets available for benefits for the one day period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31 and 30, 2005, and the changes in its net assets available for benefits for the one day period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio
June 26, 2006

Ernst + Young LLP

The Timken Company Savings and Investment Pension Plan

Statements of Net Assets Available for Benefits

	December 31, 2005	December 30, 2005
Assets		
Investments, at fair value:		
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	**$ 657,784,174**	$657,784,174
Participant notes receivable	**14,102,708**	14,102,708
Total investments, at fair value	**671,886,882**	671,886,882
Receivables:		
Contribution receivable from participants	**3,747,444**	3,735,812
Contribution receivable from The Timken Company	**2,923,342**	2,916,492
Total receivables	**6,670,786**	6,652,304
Net assets available for benefits	**$ 678,557,668**	$678,539,186

See accompanying notes.

The Timken Company Savings and Investment Pension Plan

Statement of Changes in Net Assets Available for Benefits

One-Day Period Ended December 31, 2005

Additions	
Contributions:	
Participants	$ 11,632
The Timken Company	6,850
Total additions	18,482
Net assets available for benefits:	
At beginning of one-day period	678,539,186
At end of one-day period	$ 678,557,668

See accompanying notes.

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements

December 31 and 30, 2005, and
One-Day Period Ended December 31, 2005

1. Description of the Plan

The following description of The Timken Company Savings and Investment Pension Plan (formerly known as The Timken Company – Latrobe Steel Company Savings and Investment Pension Plan) (the Plan) provides only general information. Participants should refer to the *Total Rewards* handbook (Summary Plan Description) for a more complete description of the Plan's provisions. Copies of the handbook are available from the Plan Administrator, The Timken Company (the Company).

General

The Plan is a defined contribution plan available to salaried employees of The Timken Company, Latrobe Steel Company, The Timken Corporation and Timken US Corporation. Employees of the Company become eligible to participate in the Plan the first of the month following or coincident with the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute between 1% and 20% of their gross earnings directly to the Plan, depending on their monthly wages and subject to Internal Revenue Code (IRS) limitations. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions "Matching Contributions" at an amount equal to 100% of the first 3% of the participant's gross earnings and 50% of the excess of 3% up to the next 3% of the participant's gross earnings.

The Plan provides for a quarterly "401(k) Plus Contribution" by the Company for employees hired prior to January 1, 2004 at the Altavista, VA; Asheboro, NC; St. Clair, OH; South Bend, IN; and Tryon Peak, NC; and who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant's full years of service at amounts ranging from 2.5% to 8.0%.

1. Description of the Plan (continued)

The Plan provides for a quarterly "401(k) Plus Contribution" by the Company for employees hired prior to January 1, 2004 at the Sandycreek, PA facility and who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant's full years of service at amounts ranging from 2.5% to 6.0%.

The Plan provides for a quarterly "Core Contribution" by the Company for employees who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003 and who are not eligible for the "401(k) Plus Contribution" described above. This contribution is based on the participant's full years of service at amounts ranging from 1.0% to 4.5%.

The Plan provides for an annual "Base Contribution" by the Company for hourly employees at the Watertown facility of the Company. The contribution is equal to two percent of an employee's eligible compensation. An employee receives his or her first Base Contribution after completing one year of continuous service.

Upon enrollment, a participant must direct the percentage of their contribution to be invested in each fund in increments of 1%. Matching Contributions are made in common stock of The Timken Company. Participants are not allowed to direct the investment of the Matching Contributions made in Timken common shares until January 1 following three calendar years after the Matching Contribution was made, reaching the age of 55 or 30 years of service, or following retirement. Company 401(k) Plus Contributions and Core Contributions are invested based on the participant's investment election. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

The Timken Company Common Stock Fund is segregated into two components – the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. At the end of each Plan year, Company and participant contributions made to the Timken Stock Fund, reinvested dividends and any market gains or losses in the Timken Stock Fund are transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions and Core Contributions after the completion of three years of service. Participants vest in the Base Contributions on a five year graduated vesting scale based on years of continuous service.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans, and 30 years for residential loans. The loans are secured by the balance in the participant's account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant's vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70½.

1. Description of the Plan (continued)

Transfers Between Plans

Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer his or her account balance between plans.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

Plan Year Change

Effective December 30, 2005, the Plan year-end was changed to December 31.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Effective March 24, 2005, trustee responsibilities for the Plan were transferred from American Express Trust Company to JPMorgan (Trustee) and the Plan's investments, excluding participant loans, were invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company. The fair value of the Plan's interest in the individual funds of the Master Trust is based on the value of the Plan's interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.

2. Accounting Policies (continued)

The investments of the Plan, except for investment contracts in the Master Trust, are stated at fair value. The Trustee maintains a collective investment trust of Timken common shares in which the Company's Defined Contribution Plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $17.79 at December 31, 2005.

Investments in registered investment companies and common collective funds are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Effective March 24, 2005, the Trustee holds all the Plan's investment assets and executes investment transactions. All investment assets of the Plan, except for the participant loans, are pooled for investment purposes in the Master Trust.

The following table presents a summary of the investments of the Master Trust as of December 31, 2005:

Investments, at fair value as determined by quoted market price:	
The Timken Company Common Stock Fund	$ 371,273,167
Registered investment companies	204,247,230
Common collective funds	251,476,932
	826,997,329
Investment contracts (at contract value)	128,965,546
	$ 955,962,875

At December 31 2005, The Timken Company Common Stock Fund consisted of 20,866,014 units of the Company's common stock. The Plan's interest in the Master Trust was 68.8% as of December 31, 2005.

Investment contracts consist of a global wrap structure, or Stable Value Fund, with three fully benefit-responsive wrap contracts. The crediting interest rate of the wrap contracts was 5.59% at December 31, 2005. The blended crediting rate of the Stable Value Fund was 5.12% at December 31, 2005. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using the contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

3. Investments (continued)

The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The portfolio of assets underlying the wrap contracts is a fixed income portfolio with an average credit quality of AA, and typically invests in United States treasury notes and agencies, investment grade corporate bonds, prepay mortgages, noncallable mortgages, and asset-backed securities. There was no appreciation (depreciation) in the contract value of the Stable Value Fund for the one-day period ended December 31, 2005. The fair value of the wrap contracts was $127,627,313 at December 31, 2005.

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP AAG INV-1 and SOP 94-4-1), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA* Investment *Company Guide and Defined-Contribution Health and Welfare Pension Plans*. Under FSP AAG INV-1 and SOP 94-4-1, the statement of net assets available for benefits must present all investments at fair value as well as net assets available for benefits. The difference between these amounts, calculated as the amounts necessary to adjust the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, must also be presented on the statement of net assets available for benefits. The Plan will be required to adopt FSP AAG INV-1 and SOP 94-4-1 for the year ended December 31, 2006. Plan management is currently evaluating the impact of adoption, which is not expected to be material.

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investment is as follows:

	December 31, 2005	December 30, 2005
Investments, at fair value:		
Interest in Master Trust related to Timken Company Common Stock Fund	$271,161,932	$271,161,932
Receivables:		
Participant and Company contributions receivable	2,377,515	2,369,560
	$273,539,447	$273,531,492

4. Non-Participant-Directed Investments (continued)

	One-Day Period Ended December 31, 2005
Changes in net assets:	
Participant and Company contributions	$ 7,955

5. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

7. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedules

0606-0748204

The Timken Company Savings and Investment Pension Plan

EIN #34-0577130 Plan #011

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2005

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$20,287	$20,287

0606-0748204

The Timken Company Savings and Investment Pension Plan

EIN #34-0577130 Plan #011

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rates ranging from 5.0% to 11.5% with various maturity dates	$ 14,102,708

*Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS AND INVESTMENT PENSION PLAN

Date: June 28, 2006

By: ______________________
Scott A. Scherff
Assistant Secretary

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-113391) pertaining to The Timken Company Savings and Investment Pension Plan of The Timken Company of our report dated June 26, 2006, with respect to the financial statements and schedules of The Timken Company Savings and Investment Pension Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2005.

Ernst + Young LLP

Cleveland, Ohio
June 26, 2006

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-113391) pertaining to The Timken Company Savings and Investment Pension Plan of The Timken Company of our report dated June 26, 2006, with respect to the financial statements and schedules of The Timken Company Savings and Investment Pension Plan included in this Annual Report (Form 11-K) for the one day period ended December 31, 2005.

Ernst + Young LLP

Cleveland, Ohio
June 26, 2006